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04003307

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED FEB 26 2004 158 SEC WASH. D.C. PROCESSING SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 25 2004 158 SEC WASH. D.C. PROCESSING SECTION

SEC FILE NUMBER
8- 47814

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 AND ENDING December 31, 2003
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MGO Securities Corp
FN1 Moskal Klein Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1375 East Ninth Street, Suite 1850
(No. and Street)

Cleveland Ohio 44114
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Moskal (216) 771-4242
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sustin, Bartell, Waldman & Fergus, Ltd.
(Name – *if individual, state last, first, middle name*)

1801 East Ninth Street, #920 Cleveland Ohio 44114
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael B. Moskal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Moskal Klein Securities Corp, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

RICHARD A. WEISS, Attorney
NOTARY PUBLIC - STATE OF OHIO
My commission has no expiration date.
Section 147.03 R.C.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MOSKAL KLEIN SECURITIES CORPORATION

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

(See Independent Auditor's Report)

MOSKAL KLEIN SECURITIES CORPORATION

TABLE OF CONTENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

SUSTIN, BARTELL, WALDMAN & FERGUS, LTD.

CERTIFIED PUBLIC ACCOUNTANTS
920 Ohio Savings Plaza
1801 East Ninth Street
Cleveland, Ohio 44114-3103

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Moskal Klein Securities Corporation
Cleveland, Ohio

We have audited the accompanying statement of financial condition of Moskal Klein Securities Corporation as of December 31, 2003, and the related statements of income and retained earnings, cash flows, changes in financial position, and changes in stockholder's equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

The financial statements of Moskal Klein Securities Corporation as of December 31, 2002, were audited by other auditors whose report dated February 15, 2003, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Moskal Klein Securities Corporation as of December 31, 2003, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Sustin, Bartell, Waldman & Fergus, LTD

February 12, 2004

Phone: (216) 621-1180 • Fax: (216) 621-7870

MOSKAL KLEIN SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003 AND 2002

		2003		2002
ASSETS				
CURRENT ASSETS				
Cash and temporary cash investments	$	**15,000**	$	141,165
Commissions receivable		**26,258**		44,857
	$	**41,258**	$	186,022
LIABILITIES AND STOCKHOLDER'S EQUITY				
LIABILITIES				
Payable to parent	$	**5,867**	$	0
STOCKHOLDER'S EQUITY				
Common stock, $1 par value, 500 shares authorized, 100 shares issued and outstanding		**100**		100
Paid-in surplus		**9,900**		9,900
Retained earnings		**25,391**		176,022
Total Stockholder's Equity		**35,391**		186,022
	$	**41,258**	$	186,022

See Independent Auditor's Report

See Notes to the Financial Statements

MOSKAL KLEIN SECURITIES CORPORATION

STATEMENT OF INCOME AND RETAINED EARNINGS

YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
REVENUE		
Commissions	$ **1,130,673**	$ 1,075,715
EXPENSES	**76,042**	927
Net Income	**1,054,631**	1,074,788
Beginning Retained Earnings	**176,022**	39,768
Less: dividends to parent	**(1,205,262)**	(938,534)
Ending Retained Earnings	$ **25,391**	$ 176,022

See Independent Auditor's Report

See Notes to the Financial Statements

MOSKAL KLEIN SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2003 AND 2002

		2003		2002
Cash Flows from Operating Activities:				
Net Income	$	**1,054,631**	$	1,074,788
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:				
Decrease (increase) in commissions receivable		**18,599**		(7,198)
Increase in payable to parent		**5,867**		0
Net Cash Provided by Operating Activities		**1,079,097**		1,067,590
Cash Flows from Financing Activities:				
Dividends to parent		**(1,205,262)**		(938,534)
(Decrease) Increase in Cash		**(126,165)**		129,056
Cash and Equivalents, Beginning		**141,165**		12,109
Cash and Equivalents, Ending	$	**15,000**	$	141,165

See Independent Auditor's Report

See Notes to the Financial Statements

MOSKAL KLEIN SECURITIES CORPORATION

STATEMENT OF CHANGES IN FINANCIAL POSITION

YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
SOURCES OF FUNDS		
Net Income	$ **1,054,631**	$ 1,074,788
USES OF FUNDS		
Dividends to parent	**(1,205,262)**	(938,534)
(Decrease) Increase in Working Capital	$ **(150,631)**	$ 136,254
CHANGES IN THE COMPONENTS OF WORKING CAPITAL ARE SUMMARIZED AS FOLLOWS:		
(Decrease) increase in current assets		
Commissions receivable	$ **(18,599)**	$ 7,198
Cash	**(126,165)**	129,056
Increase in payable to parent	**(5,867)**	0
(Decrease) Increase in Working Capital	$ **(150,631)**	$ 136,254

See Independent Auditor's Report

See Notes to the Financial Statements

MOSKAL KLEIN SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEARS ENDED DECEMBER 31, 2003 AND 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings
Stockholder's Equity, January 1, 2002	$ 100	$ 9,900	$ 39,768
Net Income			1,074,788
Dividend paid to parent			(938,534)
Stockholder's Equity, December 31, 2002	100	9,900	176,022
Net Income			1,054,631
Dividend paid to parent			(1,205,262)
Stockholder's Equity, December 31, 2003	$ 100	$ 9,900	$ 25,391

See Independent Auditor's Report

See Notes to the Financial Statements

NOTE 1 - NATURE OF OPERATIONS

Moskal Klein Securities Corporation (the Company) was incorporated on October 5, 1994. The Company is a broker-dealer registered with the Securities and Exchange Commission. The Company is a wholly-owned subsidiary of Moskal Klein, Incorporated.

NOTE 2- SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The Company prepares its financial statements on the accrual basis of accounting.

Cash – Cash includes monies in checking accounts, change funds, certificates of deposit, and savings accounts. Currently, all monies are in a checking account.

Income Taxes - The Company is a member of an affiliated group, along with its parent company, Moskal Klein, Inc., which has elected to file a consolidated federal income tax return. The consolidated return is prepared on the cash method of accounting. Income taxes paid on the consolidated income tax return are immaterial in amount. Moskal Klein Securities Corporation's portion of the income taxes paid would not have a material effect on the financial statements and no provision is included herein.

Stockholder's Equity – The Company periodically declares and pays dividends to its parent company.

Net Capital Requirement and Required Reserve Requirements – The Company's current amount of net capital is $21,180 and $161,835 for years ended December 31, 2003 and 2002, respectively. The Company's reserve requirement is $5,000 pursuant to Title 17, Sec. 240.15c3-1(a)(2)(VI) of the Securities' Exchange Act of 1934. See Schedule A.

NOTE 3 – EXPENSE REIMBURSEMENT

The Company reimburses its parent company for certain expenses incurred on its behalf. Total expenses reimbursed amounted to $73,624 of which $5,867 is accrued as of December 31, 2003.

NOTE 4 – CONTINGENCIES

The Company is not contingently liable on any contracts or obligations.

NOTE 5 - LITIGATION

The Company is currently not a defendant in any litigation. Furthermore, the Company is not aware of any situation which would result in litigation.

NOTE 6 – SUBSEQUENT EVENT

In 2004, the Company has filed a petition with the Ohio Secretary of State to change its legal name to MGO Securities Corporation.

SUPPLEMENTARY INFORMATION

SUSTIN, BARTELL, WALDMAN & FERGUS, LTD.
CERTIFIED PUBLIC ACCOUNTANTS
920 Ohio Savings Plaza
1801 East Ninth Street
Cleveland, Ohio 44114-3103

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors and Stockholders
Moskal Klein Securities Corporation
Cleveland, Ohio

We have audited the accompanying financial statements of Moskal Klein Securities Corporation as of and for the year ended December 31, 2003, and have issued our report thereon dated February 12, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule A is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sustin, Bartell, Waldman & Fergus, LTD

February 12, 2004

Phone: (216) 621-1180 • Fax: (216) 621-7870

MOSKAL KLEIN SECURITIES CORPORATION

SCHEDULE A - STATEMENT OF NET CAPITAL

YEARS ENDED DECEMBER 31, 2003 AND 2002

		2003		2002
Total Ownership Equity	$	**35,391**	$	186,022
Deductions and/or charges Nonallowable assets		**(14,644)**		(24,187)
Net Capital	$	**20,747**	$	161,835

See Independent Auditor's Report on other Financial Information